Exhibit 4

AGREEMENT RELATING TO

SHARES OF COMMON STOCK OF

SARATOGA INVESTMENT CORP.

This AGREEMENT RELATING TO SHARES OF COMMON STOCK OF SARATOGA INVESTMENT CORP., dated as of October 9, 2014 (this “Agreement”), is entered into by and between Christian L. Oberbeck (and together with entities owned by, or affiliated with, him, the “Oberbeck Entities”) and Elizabeth Oberbeck (“Mrs. Oberbeck”).

RECITALS

WHEREAS, as of the date hereof, the Oberbeck Entities are the record and beneficial owners of 1,572,329 shares (the “CLO Shares”) of common stock, $0.001 par value per share (the “Common Stock”), of Saratoga Investment Corp. (the “Company”), as more fully set forth on Exhibit A;

WHEREAS, the Oberbeck Entities have agreed to transfer 744,183 shares (the “Transferred Shares”) of the CLO Shares to Mrs. Oberbeck, as more fully set forth on Exhibit A; and

WHEREAS, Mr. Oberbeck and Mrs. Oberbeck desire to enter into this Agreement to set forth their agreements and understandings with respect to the Transferred Shares and other matters relating thereto.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Transfer of the Transferred Shares.

(a) Mr. Oberbeck shall (i) within twenty four (24) hours of the effective time of the final decree of dissolution, deliver an irrevocable instruction and a legal opinion of counsel to the Company, each in the form attached hereto as Exhibit C-1 and Exhibit C-2, respectively, to American Stock Transfer & Trust Company, as the Company’s transfer agent (the “Transfer Agent”) and (ii) within three (3) business days of the effective time of the final decree of dissolution deliver, or cause to be delivered to the Transfer Agent, certificates representing the Transferred Shares to the extent such Transferred Shares are represented by physical certificates. Following the completion of the foregoing steps, the parties shall take such steps as may be reasonably required by the Transfer Agent to reflect the transfer (the “Transfer”) of record and beneficial ownership of the Transferred Shares to and in the name of Mrs. Oberbeck.

(b) Mrs. Oberbeck shall within twenty-four (24) hours of the effective time of the final decree of dissolution, deliver to the Company and counsel to the Company a representation letter in the form attached hereto as Exhibit D. Subject only to receipt by the Company and counsel to the Company of the Representation Letter, Mr. Oberbeck shall cause counsel to the Company to deliver to the Transfer Agent a legal opinion substantially in the form of Exhibit C-2 hereto and Mr. Oberbeck will cause the Company to cause the Transfer Agent within three (3) business days of the effective time of the final decree of dissolution to remove all restrictive legends and stop orders on the Transferred Shares so as to enable the Transferred Shares to be freely saleable and tradable on the New York Stock Exchange or otherwise. The Oberbeck Entities will not take any action, and will not take any action to cause, the Company to place any stop order or other restrictions on the Transferred Shares.

(c) In the event that the Transferred Shares cannot be transferred with the restrictive legends removed in accordance with Section 1(b), the Oberbeck Entities shall (i) cause the Company to file (or update) a resale prospectus included within a Registration Statement on Form N-2 and take such steps to cause such registration statement to become effective as promptly as possible but in any event no later than eighty seven (87) days from the effective date of the final decree of dissolution and thereafter to keep such Registration Statement effective for so long as Mrs. Oberbeck owns any Transferred Shares or until the Transferred Shares may be sold without any limitation under Rule 144 and (ii) at the time of any sale of the Transferred Shares pursuant to such prospectus, cause the Transfer Agent to, or cause the Company to cause the Transfer Agent to, remove all restrictive legends and stop orders on the Transferred Shares so as to enable the Transferred Shares to be freely saleable and tradable on the New York Stock Exchange or otherwise.

(d) Notwithstanding the foregoing, the parties acknowledge and agree that the Transfer shall be deemed to have occurred as of the date of this Agreement and that Mrs. Oberbeck shall have all rights of ownership of the Transferred Shares on and after the date hereof, including without limitation, the right to any dividends declared thereon and payable to the record holder on or after the date hereof and the right to make any election to receive the manner of payment of such dividends, as more fully set forth in, and at all times subject to, Section 4, Section 6 and the other provisions of this Agreement. To the extent that, from and after the date of this Agreement, the Oberbeck Entities receive any payment or other distribution with respect to Transferred Shares, they shall hold them in trust for Mrs. Oberbeck and promptly (and in any event within two (2) business days thereof) pay or deliver such payment or other distribution to her; it being understood that the Oberbeck Entities are holding such amounts in trust, as a nominee, and that Mrs. Oberbeck shall be solely responsible for any taxes on such amounts.

2. Compliance with Laws. Mrs. Oberbeck agrees to comply with the federal securities laws in connection with her (i) receipt of the Transferred Shares, including, but not limited to, Sections 13 and 16 of the Securities Exchange Act of 1934 (the “Exchange Act”), and (ii) resale of the Transferred Shares. In order to facilitate Mrs. Oberbeck’s compliance with certain of these laws in connection with her receipt of the Transferred Shares, Mr. Oberbeck has agreed to file, or cause to be filed, the initial reports required by Sections 13 and 16 of the Exchange Act on behalf of Mrs. Oberbeck with the Securities and Exchange Commission. In addition, Mr. Oberbeck has agreed, if requested by Mrs. Oberbeck, to make arrangements to facilitate the timely filing of any subsequent reports required to be filed by Mrs. Oberbeck with the Securities and Exchange Commission pursuant to Sections 13 and 16 of the Exchange Act, but only so long as Mrs. Oberbeck agrees to reimburse Mr. Oberbeck for the legal and other out-of-pocket costs and expenses incurred by him in connection therewith not to exceed $1,000 in connection with each filing under Section 13 of the Exchange Act and $500 in connection with each filing under Section 16 of the Exchange Act.

3. Holding Period. Mrs. Oberbeck agrees that, during any given three month period during the Holding Period, she will not sell, offer to sell, transfer, hypothecate, contract to sell, grant any option to purchase, or otherwise dispose of (each, a “Disposition” and collectively, the “Dispositions”) any Transferred Shares and/or DRIP Shares (as defined below and together with the Transferred Shares, the “Shares”) in the aggregate in an amount, when combined with the Shares sold by any Permitted Transferee or Subsequent Holder (as each such term is defined herein) during such period, in excess of one percent (1%) of the Company’s outstanding shares of Common Stock. After the Holding Period, she will only Dispose of the Shares in accordance with the provisions of this Agreement and applicable law. The “Holding Period” shall be the period beginning on the date of this Agreement and ending on the second anniversary of the date of this Agreement. Any and all Dispositions of Shares by Mrs. Oberbeck will be in accordance with the Securities Act of 1933 (the “Securities Act”).

4. Rights as Shareholder. Mrs. Oberbeck agrees that, except for the grant of the proxy referred to below in this Section 4 and the provisions regarding transfer set forth in this Agreement, from and after the date of this Agreement, she will have full ownership rights with respect to the Transferred Shares, including without limitation, the right to (A) receive any cash and/or stock dividends and distributions paid on or with respect to the Shares, (B) sell the Shares in accordance with the provisions of this Agreement and the Securities Act, and receive all proceeds therefrom, (C) participate or not participate in the Company’s dividend reinvestment plan (the “DRIP”); (D) make applicable elections in connection with any stock/cash dividend or distribution with respect to the Shares (the “Cash/Stock Dividend”), and (E) receive any consideration paid for or on the Shares in connection with any merger or other similar transaction involving the Company, and to the extent any such amounts are paid or ownership rights are delivered to the Oberbeck Entities, he shall hold them in trust for Mrs. Oberbeck and promptly (and in any event within two (2) business days thereof) pay or deliver them over to her. Any shares of Common Stock received by Mrs. Oberbeck in connection with the DRIP or any Cash/Stock Dividend are referred to herein as the “DRIP Shares.” Notwithstanding the foregoing, Mrs. Oberbeck agrees that, except with respect to any corporate action that could give rise to dissenters or other rights of an objecting shareholder under Title 3, Subtitle 2 of the Maryland General Corporation Law, the right to vote any Transferred Shares will be held by Mr. Oberbeck for so long as Mrs. Oberbeck or any Permitted Transferee (as defined herein) or any other subsequent holder of Transferred Shares which received the Transferred Shares from Mrs. Oberbeck in a Non-Arm’s-Length Transaction (such a subsequent holder is referred to herein as a “Subsequent Holder”) and, accordingly, Mrs. Oberbeck agrees to execute an irrevocable proxy in favor of Mr. Oberbeck with respect to the Transferred Shares in the form attached hereto as Exhibit B and take any other action that may be reasonably requested Mr. Oberbeck to ensure that he retains the voting rights granted to him in this Agreement with respect to any Transferred Shares held by a Permitted Transferee or a Subsequent Holder. For avoidance of doubt; it is the intention of the parties that Mrs. Oberbeck shall retain her voting rights in connection with any corporate action that could give rise to dissenters or other rights of an objecting shareholder under Title 3, Subtitle 2 of the Maryland General Corporation Law such that Mrs. Oberbeck will maintain the ability to exercise such dissenters or other rights of an objecting shareholder. For purposes hereof, the term “Non-Arm’s-Length Transaction” means a transaction that is not characterized by a selling price and other terms and conditions that would prevail in a typical sale transaction between two unrelated parties.

5. Dispositions.

(a) Any Dispositions of the Shares by Mrs. Oberbeck, including on the New York Stock Exchange or any other securities exchange on which the Shares are then traded (a “Public Sale”), or pursuant to a private Disposition (a “Private Sale”), will be made pursuant the terms set forth below in Section 6.

(b) Following the end of the Holding Period, Mrs. Oberbeck shall be permitted to effectuate Public Sales and Private Sales of the Shares without any limitation other than any requirements imposed by the Securities Act or Section 6 below.

6. Rights of First Refusal.

(a) Right of First Refusal for Dispositions Pursuant to a Public Sale.

(i) Grant. For so long as Mrs. Oberbeck owns any Shares, Mrs. Oberbeck unconditionally and irrevocably grants to Mr. Oberbeck the right to purchase some or all of the Shares that Mrs. Oberbeck is permitted to sell pursuant to a Public Sale upon the terms and conditions of this Section 6(a).

(ii) Offer Notices. The procedures set forth in this Section 6(a)(ii), including the purchase right described herein, shall apply each time that the Shares are to be sold pursuant to a Public Sale. Specifically, Mrs. Oberbeck will instruct her broker (the “Broker”) who is administering the Public Sale to offer Mr. Oberbeck (the “Public Sale Offer”), by notice given to Mr. Oberbeck’s email address set forth in Section 10(d)(1), the opportunity to purchase all (or, at Mr. Oberbeck’s election, less than all) of the Shares to be sold pursuant to a Public Sale on the immediately succeeding Trading Day, which Public Sale Offer shall be made by no later than 8:00 p.m. New York City time on the day immediately prior to the Trading Day on which the Broker intends to execute a sale of the Shares (the “Public Sale Trading Day”). The Public Sale Offer shall specify (w) the maximum number of Shares which the Broker may sell on such Trading Day, (x) the Last Closing Price (as defined below), (y) the email address to be used for acceptance of the Public Sale Offer, and (z) the wire transfer instructions for payment if Mr. Oberbeck elects to purchase any Shares.

(iii) Acceptance Notices. If Mr. Oberbeck desires to accept the offer to purchase some or all of the Shares, he shall deliver a notice (a “Public Sale Acceptance”) by email to the Broker at the email address set forth in the Public Sale Offer at any time prior 8:30 a.m. New York City time on the applicable Public Sale Trading Day, which Public Sale Acceptance shall specify the number of shares that he desires to purchase (which number shall not exceed the maximum number of shares set forth in the Public Sale Offer), which offer and acceptance shall be binding on the parties.

(iv) Rejected Offer. If Mr. Oberbeck does not deliver a Public Sale Acceptance prior to 8:30 am on the applicable Public Sale Trading Day or otherwise declines to accept a Public Sale Offer (a “Rejected Offer”), then the Broker may execute the sale of the applicable Shares on the New York Stock Exchange (or any other securities exchange on which the Shares are then traded) on the applicable Public Sale Trading Day thereof, it being understood that nothing shall obligate Mrs. Oberbeck to sell any Shares pursuant to a Public Sale

Offer that are not subject to a Public Sale Acceptance. If the Broker does not execute the sale of all of the applicable Shares on the applicable Public Sale Trading Day, the Broker must then reoffer Mr. Oberbeck the opportunity, in accordance with the terms of this Section 6, to purchase the applicable Shares in the manner set forth above each time Mrs. Oberbeck determines to sell Shares in a Public Sale.

(v) Purchase Price and Payment.

(1) The purchase price per share for the applicable Shares to be sold to Mr. Oberbeck pursuant to a Public Sale Acceptance (that has not been withdrawn) will equal the Closing Price on the Trading Day on which the Public Sale Offer is received by Mr. Oberbeck (the “Last Closing Price”) and the settlement of the sale will occur within three trading days after the applicable Public Sale Trading Day.

(2) Mr. Oberbeck shall pay Mrs. Oberbeck for any Shares purchased by him pursuant to the right granted under Section 6(a) within three (3) Trading Days after the date of the applicable Public Sale Trading Day by wire transfer of immediately available funds, against delivery of the Shares to Mr. Oberbeck.

(b) Right of First Refusal for Dispositions Pursuant to a Private Sale.

(i) Grant. For so long as Mrs. Oberbeck owns any Shares, Mrs. Oberbeck unconditionally and irrevocably grants to Mr. Oberbeck the right to purchase some or all of the Shares that Mrs. Oberbeck is permitted to sell pursuant to a Private Sale upon the terms and conditions of this Section 6(b).

(ii) Offer Notices. The procedures set forth in this Section 6(b)(ii), including the purchase right described herein, shall apply each time that the Shares are to be sold pursuant to a Private Sale. Specifically, in the event that Mrs. Oberbeck has received a bona fide third-party offer to purchase, or has otherwise agreed to sell, any of her Shares in a Private Sale (including in each case pursuant to a Non-Arm’s-Length Transaction), and Mrs. Oberbeck has determined to accept such offer or enter into such sale transaction, Mrs. Oberbeck will, or will instruct the Broker who is administering the Private Sale to, offer Mr. Oberbeck (the “Private Sale Offer”), by notice given to Mr. Oberbeck’s email address set forth in Section 10(d)(i), the opportunity to purchase all (or, at Mr. Oberbeck’s election, less than all) of the Shares to be sold pursuant to a Private Sale on the immediately succeeding Trading Day, which Private Sale Offer shall be made by no later than 8:00 p.m. New York City time on the day immediately prior to the Trading Day on which the Private Sale is scheduled to close (the “Private Sale Trading Day”). The Private Sale Offer shall (v) specify the number of Shares proposed to be sold in the Private Sale, (w) specify the purchase price per Share (the “Definitive Per Share Purchase Price”), (x) specify the email address to be used for acceptance of the Private Sale Offer, (y) include a copy of the definitive written agreement to purchase the Shares, and (z) provide wire transfer instructions for payment if Mr. Oberbeck elects to purchase any Shares.

(iii) Acceptance Notices. If Mr. Oberbeck desires to accept the offer to purchase some or all of the Shares, he shall deliver a notice (a “Private Sale Acceptance”) by email to the Broker at the email address set forth in the Private Sale Offer at any time prior 8:30 a.m.

New York City time on the applicable Private Sale Trading Day, which Private Sale Acceptance shall specify the number of Shares that he desires to purchase (which number shall not exceed the maximum number of Shares set forth in the Private Sale Offer), which offer and acceptance shall be binding on the parties.

(iv) Rejected Offer. If Mr. Oberbeck does not deliver a Private Sale Acceptance prior to 8:30 am on the applicable Private Sale Trading Day or otherwise declines to accept a Private Sale Offer (a “Rejected Offer”), then the Broker may execute the sale of the applicable Private Sale on the applicable Private Sale Trading Day upon the terms set forth in the Private Sale Offer notice, it being understood that nothing shall obligate Mrs. Oberbeck to sell any Shares pursuant to a Private Sale Offer that are not subject to a Private Sale Acceptance. If the Broker does not execute the sale of all of the applicable offered Shares on the applicable Private Sale Trading Day, the Broker must then reoffer Mr. Oberbeck the opportunity to purchase the applicable Shares in the manner set forth above immediately prior to each time that Mrs. Oberbeck determines to sell Shares in a Private Sale in accordance with the terms of this Section 6.

(v) Purchase Price and Payment.

(1) The purchase price per share for the applicable Shares to be sold to Mr. Oberbeck pursuant to Private Sale Acceptance (that has not been withdrawn) will equal the Definitive Per Share Purchase Price and the settlement of the sale will occur within three trading days after the applicable Private Sale Trading Day.

(2) Mr. Oberbeck shall pay Mrs. Oberbeck for any Shares purchased by him pursuant to the right granted under Section 6(a) within three (3) Trading Days after the date of the applicable Private Sale Trading Day by wire transfer of immediately available funds, against delivery of the Shares to Mr. Oberbeck.

(c) Failure to Pay. In the event Mr. Oberbeck delivers a Public Sale Acceptance or Private Sale Acceptance in accordance with Section 6(a)(iii) or 6(b)(iii), as applicable, but fails to make payment for some or all of the relevant Shares within the time frames set forth in Section 6(a)(v) or 6(b)(v), Mrs. Oberbeck may, on the Trading Day immediately following the Trading Day on which payment was due in accordance with Section 6(a)(v) or 6(b)(v), sell in a Public Sale any of the subject Shares that were not acquired by Mr. Oberbeck and, in the event Mrs. Oberbeck incurs damages as a result of such Public Sale, Mr. Oberbeck shall be liable to Mrs. Oberbeck for the full amount of such damages

(d) Notice After Holding Period. Notwithstanding anything to the contrary contained in the foregoing Section 6(a)(ii) and 6(b)(ii), in the event Mrs. Oberbeck desires to sell Shares pursuant to a Public Sale or Private Sale following the end of the Holding Period, Mrs. Oberbeck shall give notice to Mr. Oberbeck as follows: (i) if the proposed Public Sale or Private Sale involves the sale of less than or equal to 1% of the issued and outstanding Common Stock, notice must be received by Mr. Oberbeck no later than 8:00 p.m. on the Trading Day immediately preceding the Public Sale Trading Day or Private Sale Trading Day, as applicable; and (ii) if the proposed Public Sale or Private Sale involves the sale of greater than 1% of the issued and outstanding Common Stock, notice must be received by Mr. Oberbeck no later than 8:00 p.m. on the third (3rd) Trading Day immediately preceding the Public Sale Trading Day or Private Sale Trading Day, as applicable.

(e) Right to Assign. Any such purchases pursuant to this Section 6 may be made either directly by Mr. Oberbeck or through any entities affiliated with him.

(f) Application of Rights of First Refusal to Permitted Transferees and Subsequent Holders. The rights granted by Mrs. Oberbeck to Mr. Oberbeck pursuant to this Section 6 shall apply to any Shares held by a Permitted Transferee or a Subsequent Holder and Mrs. Oberbeck agrees that she will not Dispose of the Shares to a Permitted Transferee or a Subsequent Holder without first obtaining their written agreement to comply with this Section 6 and the other provisions of this Agreement and otherwise agrees to take any action that may be reasonably requested Mr. Oberbeck to ensure that a Permitted Transferee or a Subsequent Holder abides by the terms hereof in connection with any Disposition of Shares.

7. Insider Status. Mrs. Oberbeck acknowledges and understands that Mr. Oberbeck is an executive officer and director of the Company and, as a result, may from time to time possess material nonpublic information not known to Mrs. Oberbeck that may impact the value of the Shares, and that Mr. Oberbeck may be unable to disclose to Mrs. Oberbeck. Mrs. Oberbeck understands the disadvantage to which she is subject due to the disparity of information between her and Mr. Oberbeck. Notwithstanding this fact, Mrs. Oberbeck has deemed it appropriate to enter into this Agreement and to engage in any of the purchases transactions contemplated in Section 6 of this Agreement with Mr. Oberbeck. From and after the date of this Agreement, the Oberbeck Entities agree not to (i) provide Mrs. Oberbeck any material nonpublic information concerning the Company unless required by law or legal process, or (ii) seek to prevent Mrs. Oberbeck from completing a sale of Transferred Shares based on a claim by the Oberbeck Entities that Mrs. Oberbeck possesses material nonpublic information or is an affiliate or both or otherwise initiate or commence directly or through another other person or entity, any claim or action against Mrs. Oberbeck on the grounds that she possesses material nonpublic information or is an affiliate or both.

8. Permitted Transfers. Notwithstanding anything else to the contrary set forth in this Agreement, Mrs. Oberbeck may Dispose of any of the Shares to any of the following (each a “Permitted Transferee”): (a) descendants (excluding adoptive relationships and stepchildren) and the spouses of such descendants (collectively, “Family Members”); (b) a trust under which the distribution of Shares may be made only to Mrs. Oberbeck and/or her Family Members; (c) a charitable remainder trust, the income from which will be paid only to Mrs. Oberbeck during her life; (d) a corporation, partnership or limited liability company, the stockholders, partners or members of which are only Mrs. Oberbeck and/or her Family Members; or (e) for bona fide estate planning purposes, either by will or by the laws of intestate succession, to Mrs. Oberbeck’s executors, administrators, testamentary trustees, legatees or beneficiaries; provided, that each such transferee described in clauses (a) through (e) above agrees in writing to be bound by the terms of this Agreement; provided, further, that any corporation, partnership or limited liability company described in clause (d) above and Mrs. Oberbeck and/or her Family Members that are the equity owners thereof each agree in writing to not transfer or otherwise Dispose of any equity or other interests in such corporation, partnership and limited liability company for so long as such corporation, partnership or limited liability company holds Shares.

9. Representations and Warranties.

(a) Mr. Oberbeck represents and warrants to Mrs. Oberbeck that as of the date hereof and as of the date record ownership is transferred to Mrs. Oberbeck, (i) he and entities owned by, or affiliated with, him hold (and will hold) good and valid title to the Transferred Shares owned by him or such entities, and there are no (and will not be any) liens, claims or encumbrances against the Transferred Shares nor have any of the Transferred Shares been (or will be) pledged as security for any obligation, (ii) this Agreement constitutes a valid and binding obligation of Mr. Oberbeck, enforceable against him in accordance with its terms, (iii) the execution and delivery of this Agreement does not (A) conflict with any document, agreement or instrument to which any of the Oberbeck Entities are a party, or (B) require that any of the Oberbeck Entities obtain any consent or approval of, or that he give notice to, any person and (iv) the ownership and other information set forth on Exhibit A is true, complete and correct and except as set forth on Exhibit A. none of the Oberbeck Entities nor any of Mr. Oberbeck’s affiliates own beneficially or of record any shares of capital stock of the Company or have any rights to acquire any shares.

(b) Mrs. Oberbeck represents and warrants to Mr. Oberbeck that (i) this Agreement constitutes a valid and binding obligation of Mrs. Oberbeck, enforceable against her in accordance with its terms, and (ii) the execution and delivery of this Agreement does not (A) conflict with any document, agreement or instrument to which Mrs. Oberbeck is a party, or (B) require that Mrs. Oberbeck obtain any consent or approval of, or that she give notice to, any person.

(c) Mrs. Oberbeck (i) further represents and warrants to Mr. Oberbeck that neither she nor any of her representatives or agents has had any communication with any five percent (5%) or greater holder of shares of the Common Stock and (ii) agrees to provide Mr. Oberbeck with prompt notice if any such communications occur after the date of this Agreement and until such time that she no longer owns any Shares as well as a detailed description of the substance thereof and otherwise promptly respond to questions posed by Mr. Oberbeck relating thereto.

10. Miscellaneous.

(a) Effectiveness and Entire Agreement. Notwithstanding anything to the contrary contained herein, this Agreement shall only become effective upon the effectiveness of the final decree of dissolution. In addition, this Agreement (including the irrevocable proxy referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

(b) Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other party hereto. This Agreement shall be binding upon, inure to the benefit of and be enforceable by each party and such party’s respective heirs, beneficiaries, executors, representatives and permitted assigns.

(c) Amendment and Modification. This Agreement may not be amended, altered, supplemented or otherwise modified or terminated except upon the execution and delivery of a written agreement executed by the parties hereto.

(d) Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (i) when delivered, if delivered by hand, (ii) one (1) trading day after transmitted, if transmitted by a nationally recognized overnight courier service (providing written proof of delivery), (iii) on the date sent by e-mail (with confirmation of receipt) if sent during normal business hours of the recipient, and on the next trading day if sent after normal business hours of the recipient, or (d) three (3) trading days after mailing, if mailed by registered or certified mail (return receipt requested), to the parties at the following addresses or email addresses (or at such other address or email address for a party as shall be specified by like notice):

(i)	if to Mr. Oberbeck, to:
535 Madison Avenue
New York, New York, 10022

Telephone No.: (646) 515-6748
Email address:
coberbeck@saratogapartners.com

(ii)	if to Mrs. Oberbeck, to:
630 Lake Avenue
Greenwich, CT 06830

Telephone No. 203 249 3202
Email address:
elizabethoberbeck@gmail.com

(e) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, financial and other purposes of such void or unenforceable provision.

(f) Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(g) No Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. Except as otherwise provided herein, all rights and remedies existing under this Agreement are cumulative to, and not exclusive to, and not exclusive of, any rights or remedies otherwise available and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(h) Definition of Trading Day and Closing Price. As used in this Agreement, (i) the term “Trading Day” means a day on which the principal national securities exchange on which the Common Stock is listed is open for business, and (ii) “Closing Price” means, with respect to a given Trading Day, the last price at which the Common Stock traded during a regular trading session on such Trading Day on such principal national securities exchange.

(i) Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of New York, without giving effect to the principles of conflict of law thereof.

(j) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

IN WITNESS WHEREOF, Mr. Oberbeck and Mrs. Oberbeck have caused this Agreement to be duly executed as of the day and year first written above.

/s/ Christian L. Oberbeck
Christian L. Oberbeck

/s/ Elizabeth Oberbeck
Elizabeth Oberbeck